COMMENTS RECEIVED ON JUNE 1, 2016

FROM KEN ELLINGTON

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 811-03725 and 002-83367)

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 811-06397 and 033-42890)

FIDELITY CAPITAL TRUST (File Nos. 811-02841 and 002-61760)

FIDELITY COLCHESTER STREET TRUST (File Nos. 811-03320 and 002-74808)

FIDELITY COMMONWEALTH TRUST II (File Nos. 811-21990 and 333-139428)

FIDELITY CONCORD STREET TRUST (File Nos. 811-05251 and 003-15983)

FIDELITY HEREFORD STREET TRUST (File Nos. 811-07139 and 033-52577)

FIDELITY SECURITIES FUND (File Nos. 811-04118 and 002-93601)

FIDELITY TREND FUND (File Nos. 811-00790 and 002-15063)

1.

Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Value Fund, Fidelity Capital Appreciation Fund, Fidelity Focused Stock Fund, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, Fidelity Series Blue Chip Growth Fund, Fidelity Small Cap Growth Fund, Fidelity Small Cap Value Fund, Fidelity Trend Fund, Fidelity Value Fund, Spartan Extended Market Index Fund

C:

The Staff noted recent filings indicate the funds have significant investment in a single sector. The Staff questioned whether additional sector specific disclosure should be included in the “Principal Investment Strategies” section of the related prospectuses.

R:

Sector specific disclosure is not included in the “Principal Investment Strategies” section of the funds’ prospectuses because the funds do not have principal investment strategies associated with investments in a particular sector. The funds do not invest >25% of their total assets in a single industry as a matter of fundamental policy, however their sector exposure can and does fluctuate. Similarly, the funds’ benchmark indices are not sector-specific and their sector exposure fluctuates. The funds’ recent significant sector holdings are consistent with the recent weightings of those sectors in the respective funds’ indices.

2.

All fundsTandy Representations

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.